UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								December 29, 2005

Via Facsimile (713) 439-8699 and U.S. Mail

Chad C. Deaton
Chief Executive Officer
Baker Hughes, Inc.
3900 Essex Lane, Suite 1200
Houston, Texas

	Re:	Baker Hughes, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Filed September March 1, 2005
		Form 10-Q for the Quarter Ended September 30, 2005
      Filed October 28, 2005
File No. 001-09397

Dear Mr. Deaton:

      We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from the last paragraph on page 21 of your Form 10-Q for the quarter ended September 30, 2005 that your "independent foreign subsidiaries initiated a process to prohibit any business activity that directly or indirectly involves or facilitates transactions in
Iran, Sudan or with their governments, including government-controlled companies operating outside of these countries." We also note media statements indicating that you have operations in Iran, and may have operations in Syria. Please describe for us the nature and extent of your current, historical and anticipated operations in, or contacts with, Iran, Sudan and Syria, including the approximate amount of related annual revenues and assets, whether through independent or dependent subsidiaries, joint ventures, affiliates or other direct or indirect arrangements.

2. With a view to disclosure, please address the materiality of your
operations in, and contacts with, Iran, Sudan and Syria,
particularly
in light of the fact that these countries are identified as state sponsors of terrorism by the U.S. State Department, and are subject to economic sanctions administered by the U.S. Treasury
Department`s
Office of Foreign Assets Control and export controls administered by
the Commerce Department`s Bureau of Industry and Security.   In
this
regard, we note the following reference in the second to last paragraph on page 26 of your Form 10-K: "additional restrictions on doing business in countries subject to sanctions." Your analysis should address any operational or compliance difficulties associated with your operations in, or contacts with, Iran, Sudan and Syria. Discuss also whether your operations in, or contacts with, Iran, Sudan and Syria constitute a material investment risk for your security holders.

3. In addition to quantitative factors, your materiality analysis should address qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Illinois, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran, Sudan and Syria.



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Chad C. Deaton
Baker Hughes
December 29, 2005
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